Exhibit 23.1

Consent of Independent Registered Public Accounting Firm
The Board of Directors
Globus Medical, Inc.:
We consent to the incorporation by reference in the registration statement on Form S-8 of Globus Medical, Inc. of our report dated March 28, 2012 , except as to Note 1(w), which is as of July 31, 2012, with respect to the consolidated balance sheets of Globus Medical as of December 31, 2011 and 2010, and the related consolidated statements of income, comprehensive income, equity and cash flows for each of the years in the three-year period ended December 31, 2011, which report appears in the registration statement (No. 333-180426) on Form S-1 dated August 2, 2012 of Globus Medical, Inc.

/s/ KPMG, LLP
KPMG, LLP
Philadelphia, Pennsylvania
September 28, 2012